NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES SECOND

QUARTER 2008 FINANCIAL AND OPERATING RESULTS

AND CONFIRMS AUGUST DISTRIBUTION

Calgary, AB – August 7, 2008 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its financial and operating results for the three months and six months ended June 30, 2008. Strong production levels and robust natural gas prices led to record quarterly cash flows for the Trust.

PET is also pleased to confirm that its distribution to be paid on September 15, 2008 in respect of income received by PET for the month of August 2008, for Unitholders of record on August 29, 2008, will be $0.10 per Trust Unit. The ex-distribution date is August 27, 2008. The August distribution brings cumulative distributions paid in 2008 to $0.80 per Trust Unit and distributions paid since the inception of the Trust to $12.724 per Trust Unit.

Second Quarter Summary

•

Production increased 22 percent to 188.4 MMcfe/d from 155.0 MMcfe/d in the second quarter of 2007, due primarily to the acquisition of natural gas assets in central Alberta in June 2007 (“Birchwavy Assets”) as well as production additions in the Northern district core areas from a successful winter capital program. Production increased three percent from 183.8 MMcfe/d in the first quarter of 2008 as a result the full effect of production additions in the Northern district, partially offset by the disposition of several minor non-core assets in southern Alberta and Saskatchewan in the first quarter.

•

Realized natural gas prices increased to $9.00 per Mcfe for the three months ended June 30, 2008 as compared to $8.80 per Mcfe for the comparative quarter in 2007, driven by a significant increase in AECO gas prices from quarter to quarter and despite realized hedging losses of $11.9 million for the current period. Realized gains on financial instruments for the three months ended June 30, 2007 totaled $19.6 million which significantly improved PET’s realized natural gas price for the prior period.

•

Revenue increased 24 percent to $154.3 million for the second quarter of 2008 from $124.1 million for the comparative period in 2007 due primarily to increased production volumes.

•

Funds flow increased to $81.4 million ($0.73 per Trust Unit) for the three months ended June 30, 2008 from $72.7 million ($0.81 per Trust Unit) for the second quarter of 2007. Increased revenues were partially offset by higher royalties which increased substantially in 2008 as a percentage of revenue as royalties are calculated based on the Alberta Gas Reference Price. In the second quarter of 2007, PET’s realized gas price significantly exceeded the Alberta Gas Reference Price; therefore, royalties as a percentage of revenue were approximately five percentage points lower in the second quarter of 2007 relative to 2008.

•

Distributions payable for the second quarter of 2008 totaled $0.30 per Trust Unit, comprised of $0.10 per Trust Unit paid on May 15, June 16 and July 15, representing a payout ratio of 41.0 percent of funds flow. PET applied excess funds flows to outstanding bank debt during the quarter, resulting in a $35.5 million reduction in net bank debt from $346.3 million at March 31, 2008 to $310.8 million at June 30, 2008.

•

The Trust recorded a net loss of $55.4 million for the second quarter due primarily to an unrealized loss on financial instruments of $70.4 million, as a result of the significant increase in AECO and NYMEX forward prices from March 31, 2008 to June 30, 2008. PET’s ability to pay distributions will not be impacted by these mark-to-market amounts. Natural gas market prices have declined more than 30 percent since June 30, 2008. The mark-to-market value of the financial instruments in place on June 30, as of August 6, 2008 is approximately $120 million lower than the actual financial instrument liability recorded as at June 30, 2008. The corresponding unrealized loss on financial instruments would have totaled approximately $30 million for the six months ended June 30, 2008 instead of the $149.6 million recorded and would have resulted in a gain of approximately $50 million for the second quarter of 2008 instead of a loss of $70.4 million.

•

Following a relatively long break-up period restricting access in the majority of PET’s year-round access properties in the Southern district and East Side core areas, the Trust initiated its capital expenditure program for the remainder of 2008, drilling seven gross (2.7 net) wells with a 100 percent success rate in the quarter. PET has budgeted capital spending of an additional net $51.5 million over the final two quarters of 2008.

Subsequent Events

•

In July 2008 PET closed non-core asset dispositions comprising approximately 0.5 MMcf/d of production for proceeds of $9.9 million. To date in 2008, non-core dispositions total $16.9 million.

•

PET’s ongoing capital program continues to deliver good results with six (6.0 net) additional wells drilled and cased since the end of the second quarter. The Trust has two rigs scheduled to continue its 70 well drilling program for the final half of the year. In addition, service rigs are operating to complete new wells and perform PET’s extensive program of over 100 additional recompletions in existing wellbores.

•

In July 2008, SemGroup, L.P. (“SemGroup”) filed a voluntary position for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. PET sold gas production from certain of its Saskatchewan assets to CEG Energy Options Inc. (“CEG”), a Canadian subsidiary of SemGroup, and has determined its exposure to CEG to be approximately $0.2 million, related to natural gas sales for June and a portion of July 2008. Natural gas deliveries to CEG have been terminated and as such there is no additional potential financial exposure for the Trust.

2008 Outlook and Sensitivities

At current natural gas prices the Trust’s monthly distribution is highly sustainable. As at August 6, 2008, the current actual and forward market for natural gas for July through December 2008 was $8.36 per GJ at AECO. The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit for the last six months of 2008 at certain AECO natural gas price levels and incorporating the Trust’s current financial hedges and physical forward sales contracts.

	Average AECO Monthly Index Gas Price July to December 2008 ($/GJ)
Funds flow sensitivity analysis	$7.00	$8.00	$9.00	$10.00
Oil and natural gas production (MMcfe/d)	183	183	183	183
Realized gas price (1) ($/Mcfe)	7.53	8.08	8.63	9.19
Funds flow (2) ($million/month)	21.1	23.6	26.0	28.5
Per Trust Unit ($/Unit/month)	0.189	0.211	0.233	0.255
Payout ratio (2) (%)	53	47	43	39
Ending net bank debt ($million)	291	277	262	247
Ending net total debt ($million)	527	513	498	483
Ending net total debt to funds flow ratio (3) (times)	2.0	1.8	1.7	1.6

(1)

PET’s weighted average forward price on an average of 101,000 GJ/d for the period from July 1 to December 31, 2008 is $7.51 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net total debt (including convertible debentures) divided by estimated 2008 annual funds flow.

The Trust’s outlook and sensitivities assume operating costs of $1.70 per Mcfe, cash general and administrative expenses of $0.45 per Mcfe, capital expenditures of $52 million and an interest rate on bank debt of 5.1 percent for the second half of 2008.

While PET’s sensitivity to gas prices has changed since year end with changes in its financial and forward physical hedging position, sensitivity of PET’s fund flows to changes in production volumes, operating and general and administrative costs and interest rates has not changed significantly from the sensitivity analysis presented in the Trust’s management’s discussion and analysis for the year ended December 31, 2007.

The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment. PET reviews distributions on a monthly basis. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Additional Information

A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three and six months ended June 30, 2008 and 2007 can be obtained through the Trust’s website at http://www.paramountenergy.com/unitholder/regulatory_filings/ and SEDAR at www.sedar.com.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and the information contained under the heading "2008 Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the forgoing list of factors is not exhaustive. Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 9:00 a.m., Mountain Time, Friday August 8, 2008 to review this information. Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time:  Toronto and area – 1-416-695-6616; outside Toronto – 1-800-952-6845. For a replay of this call please dial: Toronto and area – 1-416-695-5800; outside Toronto – 1-800-408-3053, passcode 3267888# until Friday August 15, 2008. To participate in the live webcast please visit www.paramountenergy.com or http://events.onlinebroadcasting.com/pet/080808/index.php. The webcast will also be archived shortly following the presentation.

PET is a natural gas-focused Canadian energy trust. PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended June 30			Six Months Ended June 30
($Cdn thousands except volume and per Trust Unit amounts)	2008	2007	% Change	2008	2007	% Change
Financial
Revenue, including realized gains and losses on financial instruments	154,332	124,061	24	276,210	238,045	16
Funds flow (1)	81,350	72,669	12	137,541	138,266	(1)
Per Trust Unit (2)	0.73	0.81	(10)	1.24	1.58	(21)
Net earnings (loss)	(55,365)	9,218	(701)	(141,025)	(30,043)	369
Per Trust Unit (2)	(0.50)	0.10	(600)	(1.27)	(0.34)	274
Distributions	33,343	39,350	(15)	66,452	80,625	(18)
Per Trust Unit (3)	0.30	0.42	(29)	0.60	0.90	(33)
Payout ratio (%) (1)	41.0	54.1	(24)	48.3	58.3	(17)
Total assets	1,148,245	1,301,516	(12)	1,148,245	1,301,516	(12)
Net bank and other debt outstanding (4)	310,818	400,408	(22)	310,818	400,408	(22)
Convertible debentures, at principal amount	236,034	236,109	-	236,034	236,109	-
Total net debt (4)	546,852	636,517	(14)	546,852	636,517	(14)
Unitholders’ equity	139,253	383,600	(64)	139,253	383,600	(64)
Capital expenditures
Exploration and development	16,339	22,303	(27)	62,783	85,587	(27)
Acquisitions, net of dispositions	(527)	449,857	(100)	(6,873)	452,697	(102)
Other	235	219	7	661	590	12
Net capital expenditures	16,047	472,379	(97)	56,571	538,874	(90)
Trust Units outstanding (thousands)
End of period	111,350	107,568	4	111,350	107,568	4
Weighted average	111,055	89,227	24	110,612	87,531	26
Incentive Rights outstanding	7,144	4,038	77	7,144	4,038	77
Trust Units outstanding at August 7, 2008	111,517
Operating
Production
Total natural gas (Bcfe) (7)	17.3	14.1	23	33.9	26.9	26
Daily average natural gas (MMcfe/d) (7)	188.4	155.0	22	186.1	148.4	25
Gas over bitumen deemed production (MMcf/d) (5)	19.6	19.8	(1)	19.8	19.8	-
Average daily (actual and deemed - MMcfe/d) (5)	208.0	174.8	19	205.9	168.2	22
Per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.87	1.96	(4)	1.86	1.92	(3)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	9.82	7.27	35	8.45	7.30	16
Including financial hedging and physical forward sales (6)	9.00	8.80	2	8.15	8.86	(8)
Land (thousands of net acres)
Undeveloped land holdings	1,996	1,338	49	1,996	1,338	49
Drilling (wells drilled gross/net)
Gas	7/2.7	5/5.0	40/(46)	42/31.3	82/65.4	(49)/(52)
Dry	-/-	-/-	-/-	2/1.6	7/6.2	(71)/(74)
Total	7/2.7	5/5.0	40/(46)	44/32.9	89/71.6	(51)/(54)
Success rate (%)	100/100	100/100	-/-	95/95	92/91	3/4

(1)

These are Non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities. Total net debt includes convertible debentures measured at principal amount. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(7)

Production amounts are based on the Trust’s interest before royalties.